FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on December 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 14, 2007	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd.

Corporate Communications Dept.

Tel:	+81-(0)3-5561-2616

Date:	December 14, 2007

URL:	http://www.komatsu.com/

Announcement Concerning the Establishment of Subsidiary:

Komatsu to Build Assembly Plant in Yaroslavl, Russia

In the Board of Directors’ meeting held on December 11, 2007, Komatsu Ltd. (President & CEO: Kunio Noji) decided to establish a company to manufacture construction equipment and utility equipment (compact machines), including forklift trucks, in Yaroslavl, Russia. This will be the 47th production facility (12 in Japan and 35 overseas) for Komatsu Group’s construction and mining equipment. This will also be our second plant in Russia, following KRANEKS International Co., Ltd., a manufacturing joint venture for metal works, established in Ivanovo in 1998. The new company will be our first assembly plant in Russia.

Scheduled to launch production in June 2010, the new plant will accommodate an integrated production line, from welding to assembly, each for construction and utility equipment. Concerning construction equipment, we are planning to start production first with PC200 hydraulic excavators, and expand gradually to PC300 and PC400 models. As for utility equipment, we are going to embark on production of 1- to 2-ton forklift trucks of both internal combustion and electric types. We will then produce skid steer loaders, and by engaging in combined production of compact equipment and forklift trucks in the same line, we will work to generate synergy, such as improved production efficiency.

Today, the Russian economy is booming, driven by buoyant exports of natural resources which are abundant there, and we anticipate it will continue to grow into the future. Against the backdrop of thriving investments in infrastructure and resource developments, demand for construction and mining equipment has been expanding steadily, totaling about 18,000 units for seven major equipment types* in 2006. We anticipate demand will surpass 32,000 units (a total of imported new equipment, used equipment and Russian-made equipment) in 2009. We also anticipate that demand for forklift trucks will expand to 33,000 units in 2009, about double from 2006.

With this new production base in Russia, we are better positioned to further strengthen our product support capabilities to Russian customers, while cutting down logistics costs and inventories. As a result, we expect that customers will increase their trust in our equipment.

Yaroslavl, where we are going to build our new plant, has a population of about 600,000 residents. Located along the Volga river about 280 kilometers north-east of Moscow, it is a city of rich history and culture. It is also a leading industrial city of Russia. Thus, we feel confident that The KOMATSU Way will be adopted readily by local employees, and the plant will grow into a plant with the distinction of Quality and Reliability.

1

1. Reason for the Establishment

Komatsu Ltd. has conventionally exported its products to Russia from Japan. Anticipating that the Russian market will continue to expand into the future, the Company has decided to establish a local manufacturing facility in order to respond an increase in demand.

2. Outline of New Company

Name:	Komatsu Manufacturing Russia (tentative)
Representative:	To be decided.
Location:	Yaroslavl, Russia
Date of establishment (planned):	March or April in 2008
Main lines of business:	Manufacture of construction equipment and industrial vehicles
Products (planned):	Medium-sized hydraulic excavators, forklift trucks, compact equipment (skid steer loaders)
Production capacity:	3,000 hydraulic excavators per year and 7,000 forklift trucks per year (in 2011)
Accounting term:	To be decided
Number of employees:	Approx. 500 (when starting full-scale production)
Capitalized:	¥8.5 billion
Subscribed capital participations:	100% by the Komatsu Group (planned)
Invested:	¥6.9 billion (incl. land, buildings and equipment)
Land area:	500,000 square meters
Building area:	42,000 square meters

3. Schedule

December 11, 2007:	Resolution by the Board of Directors
March or April, 2008:	Establishment of the company (planned)
June 2010:	Production start-up (planned)

4. Outlook

We do not anticipate any effects on our consolidated business results for the current fiscal year from the establishment of this subsidiary. For fiscal 2011, when this subsidiary is scheduled to embark on production, we project that it will generate sales of about ¥50 billion.

*	Seven major equipment types (excl. mini equipment): 1) Crawler-type hydraulic excavators, 2) wheel-type hydraulic excavators, 3) bulldozers, 4) wheel loaders, 5) rigid-type dump trucks, 6) articulated dump trucks and 7) motor graders

2

<Reference material>

[Location of Yaroslavl, Russia]

[Products Planned for Production]

Medium-sized hydraulic excavator	Forklift truck	Skid steer loader

[Komatsu Group’s Global Production Plants for Construction and Mining Equipment]

	The Americas	Europe & CIS		Asia	China		Japan		Total
Assembly	6	6	*1	4	3		7	*3	26
Components and parts	4	3		5	4	*2	5		21
Total	10	9		9	7		12		47

*	1) Includes the new plant in Russia; 2) Includes Komatsu Undercarriage China scheduled to start production in 2008; 3) Includes the Kanazawa Plant No. 2 scheduled to start production in 2009.

(end)

3